Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2016 year-end

Financial Statements, MD&A

and Projects and Exploration news release

at www.kinross.com

NEWS RELEASE

Kinross reports 2016 fourth-quarter and full-year results

Company achieves fifth straight year of meeting or exceeding production and cost guidance

2016 operating cash flow up 32% to $1.1 billion year-over-year

Toronto, Ontario – February 15, 2017 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the fourth-quarter and year-end December 31, 2016.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 19 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2016 fourth-quarter highlights:

•	Production[1]: 746,291 gold equivalent ounces (Au eq. oz.), compared with 623,716 Au eq. oz. in Q4 2015.

•	Revenue: $902.8 million, compared with $706.2 million in Q4 2015.

•	Production cost of sales[2]: $712 per Au eq. oz., compared with $688 in Q4 2015.

•	All-in sustaining cost[2]: $1,012 per Au eq. oz. sold, compared with $991 in Q4 2015. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $1,010 in Q4 2016, compared with $988 in Q4 2015.

•	Adjusted operating cash flow[2]: $211.6 million, compared with $203.8 million in Q4 2015.

•	Operating cash flow: $302.6 million, compared with $182.2 million in Q4 2015.

•	Adjusted net loss[2,3]: $50.9 million, or $0.04 per share, compared with an adjusted loss of $68.8 million, or $0.06 per share, in Q4 2015.

•	Reported net loss[3]: $116.5 million, or $0.09 per share, compared with a reported loss of $841.9 million, or $0.73 per share, for Q4 2015.

2016 full-year highlights:

•	Production[1]: record 2,789,150 Au eq. oz., compared with 2,594,652 Au eq. oz. for full-year 2015.

•	Revenue: $3,472.0 million, compared with $3,052.2 million for full-year 2015.

•	Production cost of sales[2]: $712 per Au eq. oz., compared with $696 for full-year 2015.

•	All-in sustaining cost[2]: $984 per Au eq. oz. sold, compared with $975 for full-year 2015. All-in sustaining cost per Au oz. sold on a by-product basis was $975 for full-year 2016, compared with $971 per Au oz. sold for full-year 2015.

•	Adjusted operating cash flow[2]: $926.7 million, compared with $786.6 million for full-year 2015.

•	Operating cash flow: $1,099.2 million, compared with $831.6 million for full-year 2015.

•	Adjusted net earnings (loss)[2,3]: earnings of $93.0 million, or $0.08 per share, compared with an adjusted net loss of $91.0 million, or $0.08 per share, for full-year 2015.

•	Reported net loss[3]: $104.0 million, or $0.08 per share, compared with a reported loss of $984.5 million, or $0.86 per share, for full-year 2015.

•	Capital expenditures: $633.8 million, compared with $610.0 million for full-year 2015.

•	Balance sheet: The Company ended the year with cash and cash equivalents of $827.0 million, total liquidity of approximately $2.3 billion, and no debt maturities until 2020.

2017 outlook:

•	2017 Outlook: Kinross expects to produce 2.5 - 2.7 million Au eq. oz. at a production cost of sales per Au eq. oz. of $660 - $720 and an all-in sustaining cost per Au eq. oz. of $925 - $1,025. Total capital expenditures are forecast to be approximately $900 million (+/- 5%), which includes sustaining capital of $420 million, in-line with previous levels, and non-sustaining capital of approximately $455 million to advance development projects, including Tasiast.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 14 to 18 of this news release.

3 Net earnings/loss figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2016 fourth-quarter and year-end results:

“Kinross ended 2016 on a strong note, establishing a new record of almost 2.8 million Au eq. oz. for full-year gold production, and meeting our annual guidance on production, costs, and capital expenditures for the fifth straight year. We generated operating cash flow of $1.1 billion for the full year, a 32% increase over the previous year, and improved our adjusted net earnings by more than $180 million.

“We are forecasting another year of solid production in 2017, with costs expected to be consistent with 2016 levels. We are making excellent progress advancing our development projects at Tasiast and Bald Mountain, and continue to advance attractive organic development opportunities at other sites. With cash and cash equivalents of $827 million at year-end, and total liquidity of approximately $2.3 billion, we have the balance sheet strength and financial flexibility to fund these organic opportunities and secure strong, steady production and cash flow in the years ahead.

“With an impressive operational track record, one of the strongest balance sheets in the industry, and exciting organic development opportunities, we believe Kinross continues to offer compelling relative value for shareholders.”

p. 2 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended		Years ended
	December 31,		December 31,
(in millions, except ounces, per share amounts, and per ounce amounts)	2016	2015	2016	2015
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	752,501	629,528	2,810,345	2,620,262
Sold(c)	743,427	638,040	2,778,902	2,634,867

Attributable gold equivalent ounces(a)
Produced(c)	746,291	623,716	2,789,150	2,594,652
Sold(c)	738,087	632,411	2,758,306	2,608,870

Financial Highlights
Metal sales	$902.8	$706.2	$3,472.0	$3,052.2
Production cost of sales	$529.4	$439.4	$1,983.8	$1,834.8
Depreciation, depletion and amortization	$237.8	$235.0	$855.0	$897.7
Impairment charges	$-	$674.5	$139.6	$699.0
Operating earnings (loss)	$(35.6)	$(717.3)	$46.3	$(742.9)
Net loss attributable to common shareholders	$(116.5)	$(841.9)	$(104.0)	$(984.5)
Basic loss per share attributable to common shareholders	$(0.09)	$(0.73)	$(0.08)	$(0.86)
Diluted loss per share attributable to common shareholders	$(0.09)	$(0.73)	$(0.08)	$(0.86)
Adjusted net earnings (loss) attributable to common shareholders(b)	$(50.9)	$(68.8)	$93.0	$(91.0)
Adjusted net earnings (loss) per share(b)	$(0.04)	$(0.06)	$0.08	$(0.08)
Net cash flow provided from operating activities	$302.6	$182.2	$1,099.2	$831.6
Adjusted operating cash flow(b)	$211.6	$203.8	$926.7	$786.6
Average realized gold price per ounce	$1,217	$1,108	$1,249	$1,159
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$712	$689	$714	$696
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$712	$688	$712	$696
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$701	$676	$696	$684
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$1,010	$988	$975	$971
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,012	$991	$984	$975
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,192	$1,055	$1,073	$1,047
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,189	$1,055	$1,079	$1,049

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on page 14 to 18 of this news release.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the fourth quarter of 2016 was 70.88:1, compared with 74.78:1 for the fourth quarter of 2015; year to date 2016 was 72.95:1 compared with 73.92:1 for 2015.

The following operating and financial results are based on fourth-quarter and year-end 2016 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 746,291 attributable Au eq. oz. in the fourth quarter of 2016, an increase compared with the fourth quarter of 2015, mainly due to the acquisition of Bald Mountain and the remaining 50% of Round Mountain that the Company did not already own.

Kinross produced 2,789,150 attributable Au eq. oz. for full-year 2016, which was within the Company’s 2016 guidance range. This compares with 2,594,652 ounces for full-year 2015. The 7% year-over-year increase was primarily due to the acquisition described above.

Production cost of sales: Production cost of sales per Au eq. oz.2 was $712 for the fourth quarter of 2016, compared with $688 for the fourth quarter of 2015 largely due to a higher per ounce cost at Round Mountain and Paracatu, and higher cost ounces from Bald Mountain. Production cost of sales per Au oz. on a by-product basis2 was $701 in Q4 2016, compared with $676 in Q4 2015, based on Q4 2016 attributable gold sales of 718,343 ounces and attributable silver sales of 1,399,445 ounces.

Production cost of sales per Au eq. oz. was $712 for full-year 2016, which was within the Company’s 2016 guidance range. This compares with production cost of sales of $696 per Au eq. oz. for full-year 2015. The full-year increase was mainly due to higher costs per ounce at Fort Knox and Chirano, and higher cost ounces from Bald Mountain. Production cost of sales per Au oz. on a by-product basis was $696 for full-year 2016, compared with $684 for full-year 2015, based on 2016 full-year attributable1 gold sales of 2,677,367 ounces and attributable silver sales of 5,909,364 ounces.

p. 3 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 was $1,012 in Q4 2016, compared with $991 in Q4 2015, mainly due to higher production cost of sales. All-in sustaining cost per Au oz. sold on a by-product basis2 was $1,010 in Q4 2016, compared with $988 in Q4 2015.

All-in sustaining cost per Au eq. oz. sold was $984 for full-year 2016, compared with $975 for full-year 2015, which was within the Company’s 2016 guidance range. The year-over-year increase was mainly due to higher production cost of sales and higher capital expenditures. All-in sustaining cost per Au oz. sold on a by-product basis was $975 for full-year 2016, compared with $971 for full-year 2015.

Revenue: Revenue from metal sales was $902.8 million in the fourth quarter of 2016, compared with $706.2 million during the same period in 2015, due to higher gold sales and a higher average realized gold price.

Revenue was $3,472.0 million for full-year 2016, compared with $3,052.2 million for full-year 2015, due to higher gold sales and a higher average realized gold price.

Average realized gold price: The average realized gold price in Q4 2016 increased to $1,217 per ounce, compared with $1,108 per ounce in Q4 2015. The average realized gold price per ounce increased to $1,249 for full-year 2016, compared with $1,159 per ounce for full-year 2015.

Margins: Kinross’ attributable margin per Au eq. oz. sold4 was $505 per Au eq. oz. for the fourth quarter of 2016, compared with the Q4 2015 margin of $420 per Au eq. oz. Full-year margin per Au eq. oz. was $537, compared with $463 for full-year 2015.

Operating cash flow: Adjusted operating cash flow2 was $211.6 million for the fourth quarter of 2016, compared with $203.8 million for Q4 2015. Adjusted operating cash flow for full-year 2016 was $926.7 million, compared with $786.6 million for full-year 2015.

Net operating cash flow was $302.6 million for the fourth quarter of 2016, compared with $182.2 million for Q4 2015. Operating cash flow for full-year 2016 was $1,099.2 million, compared with $831.6 million for full-year 2015.

Earnings/loss: Adjusted net loss2,3 was $50.9 million, or $0.04 per share, for Q4 2016, compared with an adjusted net loss of $68.8 million, or $0.06 per share, for Q4 2015. Full-year 2016 adjusted net earnings were $93.0 million, or $0.08 per share, compared with an adjusted net loss of $91.0 million, or $0.08 per share, for full-year 2015.

Reported net loss3 was $116.5 million, or $0.09 per share, for Q4 2016, compared with a loss of $841.9 million, or $0.73 per share, in Q4 2015. Full-year 2016 reported net loss was $104.0 million, or $0.08 per share, compared with a loss of $984.5 million, or $0.86 per share, for full-year 2015. The reported loss has significantly decreased due to lower impairment charges.

Capital expenditures: Capital expenditures increased to $226.5 million for Q4 2016, compared with $160.7 million for the same period last year, due mainly to increased spending at Tasiast and Bald Mountain.

Capital expenditures for full-year 2016 were $633.8 million, an increase compared with $610.0 million for 2015, primarily due to increased spending resulting from the Tasiast Phase One development and the acquisition of Bald Mountain and 50% of Round Mountain. Capital expenditures were below the Company’s original guidance of $755 million, mainly due to deferred spending at Tasiast.

4 Attributable margin per equivalent ounce sold is a non-GAAP measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 4 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Balance sheet

As of December 31, 2016, Kinross had cash and cash equivalents of $827.0 million, compared with $1,043.9 million on December 31, 2015. The decrease was mainly a result of net cash used in the Nevada asset acquisition, capital expenditures and debt repayment, partially offset by operating cash flow and net proceeds received from the equity issuance in 2016.

The Company has available credit of $1,430.4 million as of year-end 2016, for total liquidity of $2,257.4 million.

Kinross repaid $250 million in senior notes in September 2016, and has no debt maturities until 2020. With a strong balance sheet and excellent liquidity, the Company is well-positioned to fund its pipeline of organic development opportunities.

Operating results

Mine-by-mine summaries for 2016 fourth-quarter and full-year operating results may be found on pages nine and 13 of this news release. Highlights include the following:

Americas

The Americas region, which represented 60% of Kinross’ production in 2016, performed well and met its production guidance range for the year. The 22% year-over-year increase in regional production was mainly a result of the acquisition of Bald Mountain and the 50% of Round Mountain the Company did not already own.

At Fort Knox, full-year production increased slightly compared with 2015 mainly as a result of record production from the heap leach, partially offset by lower mill grades. At Round Mountain, full-year production increased mainly as a result of the acquisition noted above, and higher grades and recoveries from the mill. Bald Mountain’s production increased progressively over the year as a result of higher grades and an increased amount of ore placed on the leach pads. Kettle River-Buckhorn continued to perform well, despite nearing the end of its mine life, which is expected in Q1 2017. The mine increased its full-year production compared with 2015 mainly as a result of higher grades and mill recoveries, as successful drilling results allowed the operation to extend mine life. At Paracatu, full-year production was higher compared with 2015 mainly as a result of gold recovered from the Santo Antonio tailings reprocessing initiative, which produced approximately 74,200 Au eq. oz. in 2016, partially offset by lower mill recoveries. At Maricunga, production was lower year-over-year due to the suspension of mining operations in the third quarter of 2016.

In the fourth quarter, regional production was higher compared with Q3 2016 mainly as a result of increased production at Paracatu and Bald Mountain. Paracatu’s increased production quarter-over-quarter is mainly due to a return to a full quarter of operations following the temporary curtailment of production in Q3 due to lack of rainfall.

The region ended the year within its production cost of sales per ounce guidance range for 2016. Fort Knox’s full-year cost of sales per ounce was higher compared with the previous year mainly due to a higher percentage of operating waste mined. Kettle River-Buckhorn cost of sales per ounce for 2016 decreased compared with 2015 primarily due to lower labour and contractor costs. Paracatu cost of sales per ounce decreased versus 2015 mainly due to favourable foreign exchange movements net of currency hedges. Maricunga cost of sales per ounce decreased compared with 2015 as a result of higher than expected ounces recovered. During the quarter, cost of sales per ounce for the region was lower compared with the previous quarter, mainly as a result of decreases at Maricunga and Kettle River.

Russia

The region outperformed both its production and cost guidance ranges for the year, with production higher than the top end of its guidance and production cost of sales per ounce $19 below the low end of its guidance.

The combined full-year production at Kupol and Dvoinoye was lower compared with 2015 mainly as a result of lower grades at Dvoinoye, which were anticipated, and were partially offset by higher mill throughput. During the fourth quarter, production increased compared with Q3 2016 largely due to higher grades.

p. 5 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Full-year cost of sales per ounce was lower compared with the previous year mainly as a result of a decrease in labour and fuel costs due to favourable foreign exchange movements and lower maintenance costs. Cost of sales per ounce in Q4 2016 was lower compared with the previous quarter mainly due to higher grades.

The filter cake plant at Kupol is currently in commissioning, with construction now completed. The plant allows for tailings storage of the current mineral reserve estimate, and flexibility to permit additional storage for potential mine life extensions.

West Africa

The region performed well during the year, coming within its production guidance range despite temporary mining stoppages at Tasiast and the transition to the Paboase underground deposit at Chirano.

Tasiast full-year production was lower compared with 2015 mainly due to the temporary six-week suspension of mining. At Chirano, full-year production was lower compared with 2015 mainly due to lower grades as the site transitioned to mining the Paboase deposit. Both mines performed well in Q4 2016, with Tasiast substantially increasing production compared with Q3 2016 mainly due to higher grades and full quarterly production. Chirano production in Q4 2016 was up slightly compared with the previous quarter, as the site continued to mine higher grades and larger volumes at Paboase compared with the first half of 2016.

Full-year cost of sales per ounce at Tasiast was higher compared with the previous year mainly as a result of lower grades. Full-year cost of sales per ounce at Chirano was higher compared with 2015 mainly due to an increase in costs for power and lower grades. During the fourth quarter, Tasiast cost of sales was lower compared with Q3 2016 mainly as a result of higher grades. At Chirano, cost of sales per ounce in Q4 2016 decreased versus Q3 2016 mainly as a result of lower power costs and higher grades.

In late January, Tasiast was certified in full compliance under the International Cyanide Management Code, a voluntary code that focuses on the safe manufacture, transportation, storage, use and decommissioning of cyanide and associated facilities used for the production of gold. The Code was developed by the international mining industry under the guidance of the United Nations Environment Program with the goal of ensuring the responsible management of cyanide used in gold mining by protecting human health and the environment. Kinross was one of the original signatory companies, and all of the Company’s operations around the world are now certified under the Code.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 19 of this news release.

In 2017, Kinross expects to produce 2.5 - 2.7 million Au eq. oz. from its operations, which is consistent with the Company’s average production over the past five years.

The forecast decrease compared with full-year 2016 production is mainly a result of the suspension of mining activities at Maricunga, the anticipated lower grades at the Russia operations due to mine sequencing, and the expected closure of Kettle River-Buckhorn in Q1 2017, partially offset by significantly higher forecast production at Bald Mountain, and expected increases from the West Africa region. Production guidance once again takes into consideration the potential for a temporary curtailment of mill operations at Paracatu due to the possibility of seasonal rainfall shortages in south central Brazil.

Production in the second half of 2017 is expected to be higher compared with the first half of the year, mainly due to the seasonal impact of the heap leaches at Fort Knox and Round Mountain, and the significantly higher production expected at Bald Mountain in Q4 2017 due to mine sequencing and a lag from the heap leach.

p. 6 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Production cost of sales per Au eq. oz. is expected to be in the range of $660 - $720 for 2017, the mid-point of which is lower compared with full-year 2016 production cost of sales of $712 per Au eq. oz. Lower production in the first half of 2017 is expected to result in higher production costs compared with the second half of 2017.

The Company has forecast an all-in sustaining cost of $925 - $1,025 per ounce sold on both a gold equivalent and by-product basis for 2017. The mid-point of the all-in sustaining cost guidance range is lower compared with 2016 all-in sustaining cost of sales of $984 per Au eq. oz.

The table below summarizes the 2017 forecasts for production and average production cost of sales on a gold equivalent and a by-product accounting basis:

Accounting basis	2017 (forecast)
Gold equivalent basis
Production (Au eq. oz.)	2.5 - 2.7 million
Average production cost of sales per Au eq. oz.	$660 - $720
All-in sustaining cost per Au eq. oz.	$925 - $1,025
By-product basis
Gold ounces	2.4 - 2.6 million
Silver ounces	4.9 - 5.3 million
Average production cost of sales per Au oz.	$650 - $710

The following table provides a summary of the 2017 production and production cost of sales forecast by region:

Region	Forecast 2017 production (Au eq. oz.)	Percentage of total forecast production[5]	Forecast 2017 production cost of sales ($ per Au eq. oz.)
Americas	1.52- 1.63 million	61%	$680 - $750
West Africa (attributable)*	420,000 - 470,000	17%	$740 - $820
Russia	560,000 - 600,000	22%	$520 - $570
Total	2.5 - 2.7 million	100%	$660 - $720
*Based on Kinross’ 90% share of Chirano

Material assumptions used to forecast 2017 production cost of sales are as follows:

•	a gold price of $1,200 per ounce,
•	a silver price of $16 per ounce,
•	an oil price of $60 per barrel,
•	foreign exchange rates of:
o	3.25 Brazilian real to the U.S. dollar,
o	1.25 Canadian dollars to the U.S. dollar,
o	60 Russian rubles to the U.S. dollar,
o	630 Chilean pesos to the U.S. dollar,
o	4.00 Ghanaian cedi to the U.S. dollar,
o	330 Mauritanian ouguiya to the U.S. dollar, and
o	1.10 U.S. dollars to the Euro.

5 The percentages are calculated based on the mid-point of regional 2017 forecast production.

p. 7 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Taking into account existing currency and oil hedges:

•	a 10% change in foreign currency exchange rates would be expected to result in an approximate $15 impact on production cost of sales per ounce;
•	specific to the Russian ruble, a 10% change in the exchange rate would be expected to result in an approximate $16 impact on Russian production cost of sales per ounce;
•	specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $32 impact on Brazilian production cost of sales per ounce;
•	a $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on production cost of sales per ounce;
•	a $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per ounce as a result of a change in royalties.

Total capital expenditures for 2017 are forecast to be approximately $900 million (including capitalized interest of approximately $25 million) and are summarized in the table below:

Region	Forecast 2017 sustaining capital (million)	Forecast 2017 non-sustaining capital (million)	Total forecast capital (million)
Americas	$295	$65	$360
West Africa	$80	$375	$455
Russia	$40	$15	$55
Corporate	$5	$0	$5
Total	$420	$455	$875
Capitalized interest			$25
TOTAL			$900

Sustaining capital includes the following forecast spending estimates:

•	Mine development:	$75 million (Americas); $30 million (Russia)
•	Mobile equipment:	$70 million (Americas); $20 million (West Africa); $10 million (Russia)
•	Tailings facilities:	$65 million (Americas); $15 million (West Africa)
•	Leach facilities:	$50 million (Americas)
•	Mill facilities:	$30 million (Americas); $10 million (West Africa)

Non-sustaining capital includes the following forecast spending estimates:

•	Tasiast Project:	$215 million
•	Development projects and other:	$125 million
•	Tasiast West Branch stripping:	$115 million

The 2017 forecast for exploration is approximately $70 million, none of which is expected to be capitalized, with 2017 overhead (general and administrative and business development expenses) forecast to be approximately $165 million, both of which are consistent with last year’s guidance. Other operating costs expected to be incurred in 2017 are approximately $60 million, which includes approximately $30 million of care and maintenance costs in Chile.

Based on our assumed gold price and other inputs, net income tax expense is expected to be $90 million and taxes paid are expected to be $150 million, with both increasing at 26% of any profit resulting from higher gold prices. Depreciation, depletion and amortization is forecast to be approximately $350 per Au eq. oz.

p. 8 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Thursday, February 16, 2017 at 8 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1-800-319-4610

Outside of Canada & US – 1-604-638-5340

UK toll-free: 0808-101-2791

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-319-6413; Passcode – 00179 followed by #.

Outside of Canada & US – 1-604-638-9010; Passcode – 00179 followed by #.

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on our website at www.kinross.com.

This release should be read in conjunction with Kinross’ 2016 year-end Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2016 year-end Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 9 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended December 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2016	2015	2016	2015	2016	2015	2016	2015

Fort Knox	114,427	87,561	115,101	87,426	$82.8	$62.6	$719	$716
Round Mountain	99,310	51,034	107,313	52,882	86.6	37.0	807	700
Bald Mountain	44,343	-	34,585	-	44.5	-	1,287	-
Kettle River - Buckhorn	30,690	19,301	30,862	19,601	15.5	14.6	502	745
Paracatu	124,975	113,547	127,576	117,796	101.5	89.2	796	757
Maricunga	32,899	54,948	33,360	56,440	17.8	52.6	534	932
Americas Total	446,644	326,391	448,797	334,145	348.7	256.0	777	766

Kupol	180,023	191,308	179,912	195,465	80.8	91.3	449	467
Russia Total	180,023	191,308	179,912	195,465	80.8	91.3	449	467

Tasiast	63,728	53,706	61,318	52,146	58.7	49.9	957	957
Chirano (100%)	62,106	58,123	53,400	56,284	41.2	42.2	772	750
West Africa Total	125,834	111,829	114,718	108,430	99.9	92.1	871	849

Operations Total	752,501	629,528	743,427	638,040	529.4	439.4	712	689
Less Chirano non-controlling interest (10%)	(6,210)	(5,812)	(5,340)	(5,629)	(4.1)	(4.2)
Attributable Total	746,291	623,716	738,087	632,411	$525.3	$435.2	$712	$688

Years ended December 31,	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2016	2015	2016	2015	2016	2015	2016	2015

Fort Knox	409,844	401,553	408,059	402,104	$302.2	$252.8	$741	$629
Round Mountain	378,264	197,818	377,910	195,781	292.0	146.9	773	750
Bald Mountain	130,144	-	111,464	-	131.7	-	1,182	-
Kettle River - Buckhorn	112,274	97,368	112,038	97,576	73.0	81.6	652	836
Paracatu	483,014	477,662	482,827	484,732	346.4	374.3	717	772
Maricunga	175,532	212,155	175,670	214,055	145.2	216.1	827	1,010
Americas Total	1,689,072	1,386,556	1,667,968	1,394,248	1,290.5	1,071.7	774	769

Kupol	734,143	758,563	736,001	764,613	324.3	362.8	441	474
Russia Total	734,143	758,563	736,001	764,613	324.3	362.8	441	474

Tasiast	175,176	219,045	168,969	216,040	179.3	220.6	1,061	1,021
Chirano (100%)	211,954	256,098	205,964	259,966	189.7	179.7	921	691
West Africa Total	387,130	475,143	374,933	476,006	369.0	400.3	984	841

Operations Total	2,810,345	2,620,262	2,778,902	2,634,867	1,983.8	1,834.8	714	696
Less Chirano non-controlling interest (10%)	(21,195)	(25,610)	(20,596)	(25,997)	(19.0)	(18.0)
Attributable Total	2,789,150	2,594,652	2,758,306	2,608,870	$1,964.8	$1,816.8	$712	$696

p. 10 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(expressed in millions of United States dollars, except share amounts)

	As at
	December 31,	December 31,
	2016	2015

Assets
Current assets
Cash and cash equivalents	$827.0	$1,043.9
Restricted cash	11.6	10.5
Accounts receivable and other assets	127.3	108.2
Current income tax recoverable	111.9	123.3
Inventories	986.8	1,005.2
Unrealized fair value of derivative assets	16.1	1.0
	2,080.7	2,292.1
Non-current assets
Property, plant and equipment	4,917.6	4,593.7
Goodwill	162.7	162.7
Long-term investments	142.9	83.1
Investments in associate and joint ventures	163.6	157.1
Unrealized fair value of derivative assets	6.0	-
Other long-term assets	411.3	370.2
Deferred tax assets	94.5	76.5
Total assets	$7,979.3	$7,735.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$464.8	$379.6
Current income tax payable	72.6	6.4
Current portion of long-term debt	-	249.5
Current portion of provisions	93.2	50.3
Current portion of unrealized fair value of derivative liabilities	7.1	16.0
	637.7	701.8
Non-current liabilities
Long-term debt	1,733.2	1,731.9
Provisions	861.2	720.8
Other long-term liabilities	172.2	148.7
Deferred tax liabilities	390.7	499.0
Total liabilities	3,795.0	3,802.2

Equity
Common shareholders' equity
Common share capital	$14,894.2	$14,603.5
Contributed surplus	238.3	239.2
Accumulated deficit	(11,026.1)	(10,922.1)
Accumulated other comprehensive income (loss)	39.1	(31.3)
Total common shareholders' equity	4,145.5	3,889.3
Non-controlling interest	38.8	43.9
Total equity	4,184.3	3,933.2
Total liabilities and equity	$7,979.3	$7,735.4

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,245,049,712	1,146,540,188

p. 11 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(expressed in millions of United States dollars, except per share and share amounts)

	Years ended
	December 31,	December 31,
	2016	2015

Revenue
Metal sales	$3,472.0	$3,052.2

Cost of sales
Production cost of sales	1,983.8	1,834.8
Depreciation, depletion and amortization	855.0	897.7
Impairment charges	139.6	699.0
Total cost of sales	2,978.4	3,431.5
Gross profit (loss)	493.6	(379.3)
Other operating expense	209.3	76.2
Exploration and business development	94.3	108.0
General and administrative	143.7	179.4
Operating earnings (loss)	46.3	(742.9)
Other income (expense) - net	22.5	(20.3)
Equity in earnings (losses) of associate and joint ventures	(1.2)	3.2
Finance income	7.5	8.3
Finance expense	(134.6)	(96.0)
Loss before tax	(59.5)	(847.7)
Income tax expense - net	(49.6)	(141.7)
Net loss	$(109.1)	$(989.4)
Net loss attributable to:
Non-controlling interest	$(5.1)	$(4.9)
Common shareholders	$(104.0)	$(984.5)

Loss per share attributable to common shareholders
Basic	$(0.08)	$(0.86)
Diluted	$(0.08)	$(0.86)

Weighted average number of common shares outstanding (millions)
Basic	1,227.0	1,146.0
Diluted	1,227.0	1,146.0

p. 12 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(expressed in millions of United States dollars)

	Years ended
	December 31,	December 31,
	2016	2015
Net inflow (outflow) of cash related to the following activities:

Operating:
Net loss	$(109.1)	$(989.4)
Adjustments to reconcile net loss to net cash provided from operating activities:
Depreciation, depletion and amortization	855.0	897.7
Impairment charges	139.6	699.0
Impairment of investments
Equity in losses (earnings) of associate and joint ventures	1.2	(3.2)
Share-based compensation expense	13.5	17.1
Finance expense	134.6	96.0
Deferred tax expense (recovery)	(149.7)	53.0
Foreign exchange losses and other	14.4	24.3
Reclamation expense (recovery)	27.2	(7.9)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(21.2)	91.0
Inventories	79.5	63.5
Accounts payable and accrued liabilities	239.9	27.9
Cash flow provided from operating activities	1,224.9	969.0
Income taxes paid	(125.7)	(137.4)
Net cash flow provided from operating activities	1,099.2	831.6

Investing:
Additions to property, plant and equipment	(633.8)	(610.0)
Business acquisition	(588.0)	-
Net additions to long-term investments and other assets	(59.8)	(59.7)
Net proceeds from the sale of property, plant and equipment	9.1	3.3
Decrease (increase) in restricted cash	(1.1)	30.8
Interest received and other	3.5	4.0
Net cash flow used in investing activities	(1,270.1)	(631.6)
Financing:
Issuance of common shares on exercise of options	2.8	-
Proceeds from issuance of equity	275.7	-
Proceeds from issuance of debt	-	22.5
Repayment of debt	(250.0)	(102.5)
Interest paid	(73.5)	(48.8)
Other	(3.3)	(2.9)
Net cash flow used in financing activities	(48.3)	(131.7)
Effect of exchange rate changes on cash and cash equivalents	2.3	(7.9)
Increase (decrease) in cash and cash equivalents	(216.9)	60.4
Cash and cash equivalents, beginning of period	1,043.9	983.5
Cash and cash equivalents, end of period	$827.0	$1,043.9

p. 13 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q4 2016	100	9,864	3,235	7,226	0.79	0.28	83%	114,427	115,101	$82.8	$719	$23.2	$22.5
		Q3 2016	100	8,959	3,270	9,507	0.68	0.26	85%	110,396	107,444	79.8	743	13.8	20.4
		Q2 2016	100	6,141	3,467	4,914	0.64	0.28	83%	97,221	97,625	77.4	793	15.2	22.3
		Q1 2016	100	6,786	3,246	7,495	0.66	0.26	81%	87,800	87,889	62.2	708	18.0	23.5
		Q4 2015	100	4,454	3,407	6,712	0.66	0.26	82%	87,561	87,426	62.6	716	35.3	31.7
	Round Mountain	Q4 2016	100	7,488	865	6,054	0.99	0.43	78%	99,310	107,313	$86.6	$807	$28.5	$33.6
		Q3 2016	100	5,392	953	5,426	0.98	0.43	82%	93,215	88,477	73.7	833	14.8	24.2
		Q2 2016	100	6,632	942	5,533	0.80	0.40	80%	92,813	91,646	71.3	778	12.3	20.8
		Q1 2016 (8)	100(8)	4,018	869	3,071	1.17	0.44	83%	92,926	90,474	60.4	668	16.3	16.1
		Q4 2015	50	6,392	898	3,724	0.86	0.42	77%	51,034	52,882	37.0	700	14.2	11.0
	Bald Mountain (8), (9)	Q4 2016	100	3,627	-	3,627	-	0.72	nm	44,343	34,585	$44.5	$1,287	$17.7	$17.3
		Q3 2016	100	3,081	-	3,081	-	0.66	nm	32,675	30,174	30.9	1,024	16.6	10.7
		Q2 2016	100	2,182	-	2,182	-	0.48	nm	32,704	35,508	43.2	1,217	4.5	8.6
		Q1 2016 (8)	100	1,766	-	1,766	-	0.62	nm	20,422	11,197	13.1	1,170	1.7	2.0
	Kettle River- Buckhorn	Q4 2016	100	128	122	-	8.49	-	94%	30,690	30,862	$15.5	$502	$-	$-
		Q3 2016	100	123	111	-	8.14	-	94%	28,241	28,104	17.1	608	-	-
		Q2 2016	100	101	101	-	7.40	-	93%	25,031	24,808	18.2	734	-	-
		Q1 2016	100	86	107	-	7.23	-	92%	28,312	28,264	22.2	785	-	1.3
		Q4 2015	100	84	90	-	9.67	-	92%	19,301	19,601	14.6	745	-	2.0
	Paracatu	Q4 2016	100	10,675	11,962	-	0.44	-	73%	124,975	127,576	$101.5	$796	$47.9	$40.9
		Q3 2016	100	12,597	11,084	-	0.48	-	73%	111,889	111,796	77.5	693	34.0	31.0
		Q2 2016	100	12,109	12,331	-	0.44	-	70%	126,774	126,365	87.5	692	15.9	35.4
		Q1 2016	100	11,825	11,439	-	0.44	-	73%	119,376	117,090	79.9	682	10.7	35.4
		Q4 2015	100	10,730	9,738	-	0.51	-	76%	113,547	117,796	89.2	757	30.1	34.9
	Maricunga (9)	Q4 2016	100	-	-	-		-	-	32,899	33,360	$17.8	$534	$2.1	$1.2
		Q3 2016	100	766	-	779		0.68	nm	39,253	39,458	37.5	950	0.9	10.8
		Q2 2016	100	1,346	-	1,475		0.61	nm	44,304	45,362	42.6	939	1.3	11.6
		Q1 2016	100	3,947	-	4,254	-	0.69	nm	59,076	57,490	47.3	823	0.8	10.8
		Q4 2015	100	3,870	-	4,099	-	0.78	nm	54,948	56,440	52.6	932	4.7	8.2
Russia	Kupol (3)(4)(6)	Q4 2016	100	503	426	-	12.46	-	95%	180,023	179,912	$80.8	$449	$21.1	$63.1
		Q3 2016	100	492	440	-	11.79	-	95%	178,032	181,508	82.4	454	24.8	60.9
		Q2 2016	100	513	428	-	12.75	-	95%	183,638	198,890	82.9	417	15.1	59.9
		Q1 2016	100	494	416	-	13.92	-	95%	192,450	175,691	78.2	445	27.8	52.9
		Q4 2015	100	449	429	-	13.81	-	96%	191,308	195,465	91.3	467	9.0	73.8
West Africa	Tasiast	Q4 2016	100	1,683	736	454	2.39	0.46	91%	63,728	61,318	$58.7	$957	$68.7	$29.4
		Q3 2016	100	2,462	457	1,585	1.78	0.45	91%	34,793	30,793	38.1	1,237	36.3	22.0
		Q2 2016	100	1,937	489	1,542	1.39	0.45	92%	29,577	28,467	35.3	1,240	36.0	22.3
		Q1 2016	100	1,891	777	1,187	1.51	0.41	91%	47,078	48,391	47.2	975	49.9	22.7
		Q4 2015	100	1,318	689	587	2.27	0.55	89%	53,706	52,146	49.9	957	49.6	26.5
	Chirano - 100%	Q4 2016	90	864	811	-	2.55	-	92%	62,106	53,400	$41.2	$772	$14.3	$28.4
		Q3 2016	90	858	918	-	2.35	-	92%	61,817	62,573	53.0	847	9.5	30.0
		Q2 2016	90	547	882	-	1.72	-	91%	43,561	42,312	48.3	1,142	11.1	25.8
		Q1 2016	90	453	847	-	1.77	-	91%	44,470	47,679	47.2	990	11.7	25.7
		Q4 2015	90	559	853	-	2.32	-	91%	58,123	56,284	42.2	750	11.6	44.1
	Chirano - 90%	Q4 2016	90	864	811	-	2.55	-	92%	55,896	48,060	$37.1	$772	$12.9	$25.6
		Q3 2016	90	858	918	-	2.35	-	92%	55,635	56,316	47.7	847	8.5	27.0
		Q2 2016	90	547	882	-	1.72	-	91%	39,205	38,081	43.5	1,142	10.0	23.2
		Q1 2016	90	453	847	-	1.77	-	91%	40,023	42,911	42.5	990	10.5	23.1
		Q4 2015	90	559	853	-	2.32	-	91%	52,311	50,655	38.0	750	10.4	39.7

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	[La Coipa silver grade and recovery were as follows: Q4 (2014) nil, nil; Q3 (2014) nil, nil; Q2 (2014) nil, nil; Q1 (2014) nil, nil; Q4 (2013) 34.94 g/t, 58%.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q4 (2016) 99.05 g/t, 86.6%; Q3 (2016) 104.36 g/t, 90%; Q2 (2016) 105.89 g/t, 86.5%; Q1 (2016) 104.19 g/t, 88%; Q4 (2015) 100.58 g/t, 87%
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q4 2016: 70.88:1; Q3 2016: 68.05:1; Q2 2016: 75.06:1; Q1 2016: 79.64:1; Q4 2015: 74.78:1
(6)	Dvoinoye ore processed and grade were as follows: Q4 (2016) 120,000 tonnes, 21.24 g/t ; Q3 (2016) 117,814 tonnes, 18.96 g/t ; Q2 (2016) 118,057 tonnes, 22.42 g/t; Q1 (2016) 129,675 tonnes, 22.69 g/t; Q4 (2015) 122,987 tonnes, 22.91 g/t
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	On January 11, 2016, Kinross completed the acquisition of 100% of the Bald Mountain gold mine and the remaining 50% interest in the Round Mountain gold mine. The interim financial statements for the three months ended March 31, 2016 were recasted to reflect the retrospective impact of the finalization of the purchase price allocation.
(9)	"nm" means not meaningful.

p. 14 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges, gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) to adjusted net earnings (loss) for the periods presented:

	Adjusted Earnings
(in millions, except share and per share amounts)	Three months ended		Years ended
	December 31,		December 31,
	2016	2015	2016	2015

Net earnings (loss) attributable to common shareholders - as reported	$(116.5)	$(841.9)	$(104.0)	$(984.5)

Adjusting items(a):
Foreign exchange losses (gains)	(1.8)	17.9	6.3	30.6
Losses (gains) on sale of other assets	(2.9)	10.3	(9.7)	16.2
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(10.4)	108.5	(65.1)	132.9
Acquisition costs	-	-	7.8	-
Tax benefits realized upon acquisition	-	-	(27.7)	-
Impairment charges	-	674.5	139.6	699.0
Taxes in respect of prior years	47.9	0.9	85.5	22.2
Chile weather event related costs	-	-	-	18.2
Impairment of investments	-	1.2	-	7.6
Tasiast and Maricunga suspension related costs	-	-	40.4	-
Reclamation and remediation expense (recovery)	27.2	(7.9)	27.2	(7.9)
Insurance recoveries	-	(13.0)	(13.0)	(25.1)
Restructuring	-	10.3	1.7	22.2
Other(b)	6.3	1.8	2.1	5.8
Tax effect of above adjustments	(0.7)	(31.4)	1.9	(28.2)

	65.6	773.1	197.0	893.5
Adjusted net earnings (loss) attributable to common shareholders	$(50.9)	$(68.8)	$93.0	$(91.0)
Weighted average number of common shares outstanding - Basic	1,245.0	1,146.5	1,227.0	1,146.0
Adjusted net earnings (loss) per share	(0.04)	(0.06)	0.08	(0.08)

(a) In the third quarter of 2016, the Company amended its presentation of the reconciliation of net earnings to adjusted net net earnings by presenting the adjusting items on a pre-tax basis and including their tax impact as a separate line item. As a result, the comparative periods have been recast to reflect this change in presentation.

(b) In 2016, other includes non-hedge derivatives losses (gains) and settlement resulting from renegotiation of a labour agreement. In 2015, other includes non-hedge derivatives losses (gain) and transaction costs.

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 15 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended		Years ended
	December 31,		December 31,
	2016	2015	2016	2015

Net cash flow provided from operating activities - as reported	$302.6	$182.2	$1,099.2	$831.6

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(30.7)	(83.6)	21.2	(91.0)
Inventories	(12.5)	46.9	(79.5)	(63.5)
Accounts payable and other liabilities, including taxes	(47.8)	58.3	(114.2)	109.5
	(91.0)	21.6	(172.5)	(45.0)
Adjusted operating cash flow	$211.6	$203.8	$926.7	$786.6

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
	Three months ended		Years ended
(in millions, except ounces and production cost of sales per equivalent ounce)	December 31,		December 31,
	2016	2015	2016	2015

Production cost of sales - as reported	$529.4	$439.4	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest	(4.1)	(4.2)	(19.0)	(18.0)
Attributable production cost of sales	$525.3	$435.2	$1,964.8	$1,816.8

Gold equivalent ounces sold	743,427	638,040	2,778,902	2,634,867
Less: portion attributable to Chirano non-controlling interest	(5,340)	(5,629)	(20,596)	(25,997)
Attributable gold equivalent ounces sold	738,087	632,411	2,758,306	2,608,870
Consolidated production cost of sales per equivalent ounce sold	$712	$689	$714	$696
Attributable production cost of sales per equivalent ounce sold	$712	$688	$712	$696

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

p. 16 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2016	2015	2016	2015

Production cost of sales - as reported	$529.4	$439.4	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest	(4.1)	(4.2)	(19.0)	(18.0)
Less: attributable silver revenues	(21.9)	(20.1)	(102.5)	(82.5)
Attributable production cost of sales net of silver by-product revenue	$503.4	$415.1	$1,862.3	$1,734.3

Gold ounces sold	723,670	619,449	2,697,912	2,562,219
Less: portion attributable to Chirano non-controlling interest	(5,327)	(5,614)	(20,545)	(25,925)
Attributable gold ounces sold	718,343	613,835	2,677,367	2,536,294
Attributable production cost of sales per ounce sold on a by-product basis	$701	$676	$696	$684

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 17 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended		Years ended
	December 31,		December 31,
	2016	2015	2016	2015

Production cost of sales - as reported	$529.4	$439.4	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest(1)	(4.1)	(4.2)	(19.0)	(18.0)
Less: attributable(2) silver revenues(3)	(21.9)	(20.1)	(102.5)	(82.5)
Attributable(2) production cost of sales net of silver by-product revenue	$503.4	$415.1	$1,862.3	$1,734.3
Adjusting items on an attributable(2) basis:
General and administrative(4)	33.1	38.9	143.7	160.6
Other operating expense - sustaining(5)	8.6	2.5	18.6	21.5
Reclamation and remediation - sustaining(6)	14.2	13.5	94.9	58.0
Exploration and business development - sustaining(7)	12.4	14.6	50.8	59.0
Additions to property, plant and equipment - sustaining(8)	153.6	122.0	440.1	428.5
All-in Sustaining Cost on a by-product basis - attributable(2)	$725.3	$606.6	$2,610.4	$2,461.9
Other operating expense - non-sustaining(5)	12.2	3.2	25.6	20.8
Exploration - non-sustaining(7)	13.3	10.7	42.6	47.6
Additions to property, plant and equipment - non-sustaining(8)	70.3	34.7	160.1	132.7
Reclamation & remediation costs not related to current operations(6)	34.9	(7.9)	34.9	(7.9)
All-in Cost on a by-product basis - attributable(2)	$856.0	$647.3	$2,873.6	$2,655.1
Gold ounces sold	723,670	619,449	2,697,912	2,562,219
Less: portion attributable to Chirano non-controlling interest(9)	(5,327)	(5,614)	(20,545)	(25,925)
Attributable(2) gold ounces sold	718,343	613,835	2,677,367	2,536,294
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$1,010	$988	$975	$971
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,192	$1,055	$1,073	$1,047

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended		Years ended
	December 31,		December 31,
	2016	2015	2016	2015

Production cost of sales - as reported	$529.4	$439.4	$1,983.8	$1,834.8
Less: portion attributable to Chirano non-controlling interest(1)	(4.1)	(4.2)	(19.0)	(18.0)
Attributable(2) production cost of sales	$525.3	$435.2	$1,964.8	$1,816.8
Adjusting items on an attributable(2) basis:
General and administrative(4)	33.1	38.9	143.7	160.6
Other operating expense - sustaining(5)	8.6	2.5	18.6	21.5
Reclamation and remediation - sustaining(6)	14.2	13.5	94.9	58.0
Exploration and business development - sustaining(7)	12.4	14.6	50.8	59.0
Additions to property, plant and equipment - sustaining(8)	153.6	122.0	440.1	428.5
All-in Sustaining Cost - attributable(2)	$747.2	$626.7	$2,712.9	$2,544.4
Other operating expense - non-sustaining(5)	12.2	3.2	25.6	20.8
Exploration - non-sustaining(7)	13.3	10.7	42.6	47.6
Additions to property, plant and equipment - non-sustaining(8)	70.3	34.7	160.1	132.7
Reclamation & remediation costs not related to current operations(6)	34.9	(7.9)	34.9	(7.9)
All-in Cost - attributable(2)	$877.9	$667.4	$2,976.1	$2,737.6
Gold equivalent ounces sold	743,427	638,040	2,778,902	2,634,867
Less: portion attributable to Chirano non-controlling interest(9)	(5,340)	(5,629)	(20,596)	(25,997)
Attributable(2) gold equivalent ounces sold	738,087	632,411	2,758,306	2,608,870
Attributable(2) all-in sustaining cost per equivalent ounce sold	$1,012	$991	$984	$975
Attributable(2) all-in cost per equivalent ounce sold	$1,189	$1,055	$1,079	$1,049

p. 18 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(1) "Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.

(2) “Attributable” includes Kinross' share of Chirano (90%) production.

(3) “Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.

(4) “General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.

(5) “Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.

(6) “Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.

(7) “Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.

(8) “Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended December 31, 2016 primarily relate to projects at Tasiast and Bald Mountain. Non-sustaining capital expenditures during the twelve months ended December 31, 2016 primarily relate to projects at Tasiast, Round Mountain, Chirano and Bald Mountain.

(9) “Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.

p. 19 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “CEO commentary”, “Outlook” and “Balance sheet”, and include, without limitation, statements with respect to our guidance for production; production costs of sales, all-in sustaining cost and capital expenditures; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “forward”, “intend”, “optimize”, “opportunity”, “phased”, “projection”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall) and other or related natural disasters, labour disruptions (including but not limited to following workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations being consistent with Kinross’ current expectations including, without limitation, land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any escalating political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) in Mauritania, and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (5) certain price assumptions for gold and silver; (6) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (7) production and cost of sales forecasts for the Company meeting expectations; (8) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (9) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (10) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations; (11) goodwill and/or asset impairment potential; and (12) access to capital markets, including but not limited to maintaining credit ratings consistent with the Company’s current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, tailings dam failures, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2016 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 20 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

p. 21 Kinross reports 2016 fourth-quarter and full-year results	www.kinross.com